SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value

(Title of Class of Securities)

81618T-100

(CUSIP Number)

Adam D. Portnoy

Reit Management & Research LLC

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 796-8390

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 1 of 12 Pages

1	NAMES OF REPORTING PERSONS Reit Management & Research LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,776
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Reit Management & Research Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,776
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,776
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Barry M. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,812.097
	8	SHARED VOTING POWER 43,776
	9	SOLE DISPOSITIVE POWER 6,812.097
	10	SHARED DISPOSITIVE POWER 43,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,588.097
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Adam D. Portnoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,500
	8	SHARED VOTING POWER 43,776
	9	SOLE DISPOSITIVE POWER 6,500
	10	SHARED DISPOSITIVE POWER 43,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,276
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 5 of 12 Pages

On September 21, 2012, Reit Management & Research LLC, a Delaware limited liability company (“RMR”), Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”), Barry M. Portnoy and Adam D. Portnoy (RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy are collectively referred to herein as the “Reporting Persons”), together with CommonWealth REIT (“CommonWealth”), filed an initial statement of beneficial ownership on Schedule 13D (the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”) in respect of the common shares of beneficial interest, $0.01 par value per share (the “Shares”), of Select Income REIT, a Maryland real estate investment trust (the “Issuer”).  The Original Schedule 13D was amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 12, 2012, Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 26, 2013, and Amendment No. 3 to the Original Schedule 13D filed with the SEC on July 8, 2013 (the Original Schedule 13D, as so amended, is referred to herein as the “Schedule 13D”).  The Reporting Persons hereby file this Amendment No. 4 to amend and restate the Schedule 13D in its entirety solely as to the Reporting Persons.  No amendment to the Schedule 13D as to CommonWealth as a reporting person thereunder is made hereby.

On March 25, 2014, Mr. Barry Portnoy and Mr. Adam Portnoy ceased to be Trustees of CommonWealth.  On May 23, 2014, at a special meeting of CommonWealth’s shareholders held for the purpose of electing new Trustees of CommonWealth, James Corl, Edward Glickman, Peter Linneman, Jim Lozier, Kenneth Shea, Samuel Zell and David Helfand were elected Trustees of CommonWealth.  Given the change in the Board of Trustees of CommonWealth, as of May 23, 2014, the Reporting Persons no longer may be deemed to beneficially own the 22,000,000 Shares owned by CommonWealth.  Therefore, the Reporting Persons no longer may be deemed to beneficially own 5% or more of the Shares and this Amendment No. 4 constitutes the final amendment to the Reporting Persons’ Schedule 13D and an exit filing for the Reporting Persons.

ITEM 1.         SECURITY AND ISSUER.

“Item 1. Security and Issuer” of the Schedule 13D is hereby amended and restated in its entirety with respect to the Reporting Persons as follows:

The class of equity securities to which this Amendment No. 4 relates is the Shares.  The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

ITEM 2.         IDENTITY AND BACKGROUND.

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated in its entirety with respect to the Reporting Persons as follows:

The persons filing this statement are the Reporting Persons.  RMR’s principal business is providing management services to companies, including CommonWealth and the Issuer.  The business address of RMR is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  Barry M. Portnoy is the Chairman of RMR, and its other directors are Adam D. Portnoy, Gerard M. Martin and David J. Hegarty.  The executive officers of RMR are: Adam D. Portnoy, President and Chief Executive Officer; Jennifer B. Clark, Executive Vice President and General Counsel; David J. Hegarty, Executive Vice President and Secretary;

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 6 of 12 Pages

Mark L. Kleifges, Executive Vice President; Bruce J. Mackey Jr., Executive Vice President; John G. Murray, Executive Vice President; Thomas M. O’Brien, Executive Vice President; John C. Popeo, Executive Vice President; William J. Sheehan, Executive Vice President; David M. Blackman, Executive Vice President; Ethan S. Bornstein, Senior Vice President; Richard A. Doyle, Jr., Senior Vice President; Paul V. Hoagland, Senior Vice President;  Matthew P. Jordan, Senior Vice President, Chief Financial Officer and Treasurer; David M. Lepore, Senior Vice President; Andrew J. Rebholz, Senior Vice President; and Mark R. Young, Senior Vice President.  The sole member of RMR is RMR Trust.

RMR Trust’s principal business is to act as the sole member of RMR.  The principal business office of RMR Trust is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458. The trustees of RMR Trust are David J. Hegarty, Adam D. Portnoy and Barry M. Portnoy. The executive officers of RMR Trust are Barry M. Portnoy, Chairman, Adam D. Portnoy, President and Chief Executive Officer, and John C. Popeo, Treasurer and Chief Financial Officer. Messrs. Adam D. Portnoy and Barry M. Portnoy own all of the outstanding capital of RMR Trust.

Each of Barry M. Portnoy and Adam D. Portnoy has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458 and is principally employed by RMR and serve in the capacities specified above.

To the Reporting Persons’ knowledge, (i) each of the other individuals listed above, other than Messrs. Hoagland, Mackey, O’Brien, Rebholz and Sheehan, has a business address at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458, (ii) each of Messrs. Mackey and Hoagland has a business address at 400 Centre Street, Newton, Massachusetts 02458, (iii) each of Messrs. O’Brien and Rebholz has a business address at 24601 Center Ridge Road, Suite 200, Westlake, Ohio 44145 and (iv) Mr. Sheehan has a business address of Two Newton Place, 255 Washington Street, Suite 270, Newton, Massachusetts 02458.

To the Reporting Persons’ knowledge, (i) each of the other individuals listed above, other than Messrs. Hoagland, Mackey, Martin, O’Brien, Rebholz, Sheehan and Young, is principally employed by RMR in the capacities specified above, (ii) Mr. Martin is principally employed as a private investor, (iii) Messrs. Mackey and Hoagland are principally employed as the President/Chief Executive Officer and Treasurer/Chief Financial Officer, respectively, of Five Star Quality Care, Inc., an operator and manager of senior living communities, including independent living communities, assisted living communities and skilled nursing facilities that has its principal office at 400 Centre Street, Newton, Massachusetts 02458, (iv) Messrs. O’Brien, Rebholz and Young are principally employed as the President/Chief Executive Officer, Executive Vice President/Chief Financial Officer/Treasurer and Executive Vice President/General Counsel, respectively, of TravelCenters of America LLC, an operator of travel centers that has its principal office at 24601 Center Ridge Road, Suite 200, Westlake, Ohio 44145, and (v) Mr. Sheehan is principally employed as President and Chief Executive Officer of Sonesta International Hotels Corporation, an owner and operator of hotels, resorts and cruise ships that has its principal office at Two Newton Place, 255 Washington Street, Suite 270, Newton, Massachusetts 02458. Other executive officers of RMR identified above also serve as executive officers of other companies to which RMR provides management services.

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 7 of 12 Pages

No Reporting Person or other individual specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Barry M. Portnoy and Adam D. Portnoy and, to the knowledge of the Reporting Persons, each of the other individuals listed above is a citizen of the United States.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended and restated in its entirety with respect to the Reporting Persons as follows:

In accordance with the terms of RMR’s amended and restated business management agreement with the Issuer, on February 7, March 7, April 7, 2014 and May 7, 2014, RMR acquired 2,936, 2,582, 2,709, and 2,684 Shares, respectively, in payment of a portion of the management fee due to RMR pursuant to such agreement.

On March 7, 2014, RMR acquired 32,865 Shares in payment of the incentive fee payable by the Issuer to RMR for services rendered by RMR during 2013 pursuant to the Issuer’s prior business management agreement with RMR.

On May 23, 2014 and February 24, 2014, Barry M. Portnoy acquired 71.324 and 67.5 Shares, respectively, pursuant to his participation in the Issuer’s dividend reinvestment plan (the “DRIP”).

On May 2, 2014, the Issuer, pursuant to the Select Income REIT 2012 Equity Compensation Plan, filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, dated March 12, 2012 (the “Equity Compensation Plan”), granted 2,500 Shares valued at $30.82, the closing price of the Shares on the New York Stock Exchange (the “NYSE”) on that day, to each of Barry M. Portnoy and Adam D. Portnoy. On May 13, 2013, the Issuer, pursuant to the Equity Compensation Plan, granted 2,000 Shares valued at $27.61, the closing price of the Issuer’s Shares on the NYSE on that day, to each of Barry M. Portnoy and Adam D. Portnoy.  On September 14, 2012, the Issuer, pursuant to the Equity Compensation Plan, granted 2,000 Shares valued at $24.84, the closing price of the Shares on the NYSE on that day, to each of Barry M. Portnoy and Adam D. Portnoy.  The grants of Shares to Barry M. Portnoy and Adam D. Portnoy on each of these dates were a part of the share grants made by the Issuer on the same date and in the same amount to each of its Trustees pursuant to the Issuer’s Trustee compensation arrangements.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 37,650 Shares.  These 37,650 Shares were acquired pursuant to the Issuer’s equity compensation plan for services to RMR or the Issuer.

Also see Item 6 below.

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 8 of 12 Pages

ITEM 4.         PURPOSE OF TRANSACTION.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended and restated in its entirety with respect to the Reporting Persons as follows:

Barry M. Portnoy and Adam D. Portnoy, as Trustees of the Issuer, as well as the Issuer’s officers and other employees of RMR, are eligible to receive grants of Shares under the Equity Compensation Plan.  As noted above, the grants of Shares to Barry M. Portnoy and Adam D. Portnoy were a part of the share grants made by the Issuer on the same date and in the same amount to each of its trustees pursuant to the Issuer’s trustee compensation arrangements.  RMR is entitled to receive Shares of the Issuer under its amended and restated business management agreement with the Issuer.  Also see Item 6 below.

The Reporting Persons may from time to time engage in discussions with the Issuer, its Board of Trustees and officers, other shareholders and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer.  The Reporting Persons and its affiliates may make purchases of Shares of the Issuer from time to time, in the open market or in private transactions, depending upon various factors, including without limitation, the Issuer’s business, prospects and financial condition, the market for such shares, actions taken by the Issuer’s Board of Trustees, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors.  Each of the Reporting Persons intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him.  The Reporting Persons may in the future formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety with respect to the Reporting Persons as follows:

(a)        Amount beneficially owned and percentage of class:

RMR beneficially owns 43,776 Shares.  RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 43,776 Shares beneficially owned by RMR.

Mr. Barry M. Portnoy beneficially owns 6,812.097 Shares, and Mr. Adam D. Portnoy beneficially owns 6,500 Shares.  In their respective positions with RMR and RMR Trust described in Item 2 above, Mr. Barry M.

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 9 of 12 Pages

Portnoy and Mr. Adam D. Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) 43,776 Shares beneficially owned by RMR.

RMR, RMR Trust, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy each beneficially own less than 1% of the Shares.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of 37,650 Shares (a portion of which are subject to vesting requirements), which represent less than 1% of the issued and outstanding Shares and which are not included in the percentages owned by the Reporting Persons.  The Reporting Persons expressly disclaim any beneficial ownership of these Shares.

(b)	Number of Shares as to which such person has:

	(i)	Sole power to vote or direct the vote:

		RMR:	0

		RMR Trust:	0

		Barry M. Portnoy:	6,812.097

		Adam D. Portnoy:	6,500

	(ii)	Shared power to vote or direct the vote:

		RMR:	43,776

		RMR Trust:	43,776

		Barry M. Portnoy:	43,776

		Adam D. Portnoy:	43,776

	(iii)	Sole power to dispose or to direct the disposition of:

		RMR:	0

		RMR Trust:	0

		Barry M. Portnoy:	6,812.097

		Adam D. Portnoy:	6,500

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 10 of 12 Pages

(iv)	Shared power to dispose or to direct the disposition of:

	RMR:	43,776

	RMR Trust:	43,776

	Barry M. Portnoy:	43,776

	Adam D. Portnoy:	43,776

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Shares they beneficially own.

(c)        Transactions effected in the past sixty days:

Other than the acquisition of Shares by RMR pursuant to the prior business management agreement or the amended and restated business management agreement, the acquisition of Shares by Barry M. Portnoy under the DRIP and the grant of Shares to each of Barry M. Portnoy and Adam D. Portnoy on May 2, 2014, each as described in Item 3 above, no transactions in Shares have been effected during the past sixty days by any of the Reporting Persons or the trustees, directors or executive officers, if applicable, of any Reporting Person.

(d)       No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.

(e)        Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety with respect to the Reporting Persons as follows:

RMR provides management services to the Issuer under an amended and restated business management agreement, pursuant to which, for its services, RMR is paid a base business management fee and may earn an incentive management fee.  Ten percent (10%) of the base management fee is payable in Shares which are fully-vested when issued.  If earned, the incentive management fee is payable entirely in Shares, with one-third of such Shares vested on the date of issuance, and the remaining two-thirds vesting thereafter in two equal annual installments. If the issuance of Shares in payment of a portion of the base management fee or incentive management fee would be limited by applicable law and regulations, such portion of the applicable fee will instead be paid in cash.  RMR and certain eligible transferees of Shares issued in payment of the base management fee or incentive management fee are entitled to demand registration rights, exercisable not more frequently than twice per year, and to “piggy-back” registration rights, with certain expenses to be paid by the

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 11 of 12 Pages

Issuer. The Issuer and applicable selling shareholders also have agreed to indemnify each other (and their officers, trustees, directors and controlling persons) against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with any such registration.

The foregoing descriptions of provisions of these agreements and the amendments are not complete and are subject to and qualified in their entireties by reference to the amended and restated business management agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 26, 2013, and the first amendment to such amended and restated business management agreement, a copy of which amendment is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 12, 2014, each of which is incorporated herein by reference.

Under the Equity Compensation Plan, the Issuer grants restricted shares to certain employees of RMR, some of whom are the Issuer’s officers.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

“Item 7. Material to be Filed as Exhibits” of the Schedule 13D is hereby amended and restated in its entirety with respect to the Reporting Persons as follows:

Exhibit 99.1	Joint Filing Agreement, dated as of May 23, 2014, by and among RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Filed herewith.)

Exhibit 99.2

Amended and Restated Business Management Agreement, dated as of December 23, 2013, between Select Income REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.1 to Select Income REIT’s Current Report on Form 8-K dated December 23, 2013, File No. 001-35442.)

Exhibit 99.3

First Amendment to Amended and Restated Business Management Agreement, dated as of May 9, 2014, between Select Income REIT and Reit Management & Research LLC. (Incorporated by reference to Exhibit 10.1 to Select Income REIT’s Current Report on Form 8-K dated May 9, 2014, File No. 001-35442.)

SCHEDULE 13D/A

CUSIP NO. 81618T-100	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2014
(Date)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)